FOR IMMEDIATE RELEASE

ELECTION OF BOARD OF DIRECTORS AND DIRECTORS’ COMMITTEE, AND DIVIDEND DISTRIBUTION

(Santiago, Chile, April 23, 2010) Madeco S.A. (“Madeco” or “the Company”) (Public, OTC: MADKY; prior NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency, or “SVS”):

The Company reports the election of its Board of Directors and Directors’ Committee, and the approval of a dividend distribution after its Shareholders' Meetings and Board of Directors meeting both held on April 22, 2010.

Board of Directors

The directors elected in the Annual Shareholders' Meeting for a period of three years are as follows:

  Mr. Guillermo Luksic Craig
  Mr. Andrónico Luksic Craig
  Mr. Hernán Büchi Buc
  Mr. Francisco Pérez Mackenna
  Mr. Felipe Vergara Joannon
  Mr. Alejandro Ferreiro Yazigi
  Mr. Jorge Spencer Soublette

Among which Messrs. Alejandro Ferreiro Yazigi and Jorge Spencer Soublette are independent directors from the controller.

After the Shareholders' Meetings, the Company's Board of Directors appointed Mr. Guillermo Luksic Craig and Mr. Felipe Joannon Vergara, as Chairman and Vice-Chairman of the Board, respectively.

Directors’ Committee

At the same Board's meeting were appointed as members of the Directors’ Committee Messrs. Alejandro Ferreiro Yazigi and Jorge Spencer Soublette, as independent Directors and Mr. Francisco Pérez Mackenna.

Dividend No. 105

The Annual Shareholders' Meeting agreed a dividend payment of US$0.0052 per share. This dividend will be paid in Chilean pesos in accordance to the official exchange rate "Dólar Observado" published in the Official Gazette on April 22, 2010 (e.i. $523.94 CLP per dollar).

This dividend will be paid from May 3, 2010, to all Shareholders who are in the shareholders’ register of April 26, 2010.

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For further information contact:
Jose Luis Valdes
Head of Investor Relations
Tel. : (56 2) 520-1388
Fax : (56 2) 520-1158
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

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Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Peru, and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.